Exhibit 99.1

Azure Power Announces Results for Fiscal Second Quarter 2021

Ebene, November 10, 2020: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal second quarter 2021, period ended September 30, 2020.

Fiscal Second Quarter 2021 Period Ended September 30, 2020 Operating Highlights:

•

Operating Megawatts (“MW”) were 1,834 MWs, as of September 30, 2020, an increase of 2% over September 30, 2019. Operating and Committed Megawatts were 7,115 MWs, as of September 30, 2020, an increase of 111% over September 30, 2019. Committed megawatts include 4,000 MWs for which we have received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) have not yet been signed. PPAs for these 4,000 MWs will follow only after the sale of power is contracted by Solar Energy Corporation of India Limited (“SECI”) under a power sale agreement (“PSA”).

•	Operating revenues for the quarter ended September 30, 2020 were INR 3,504 million (US$ 47.6 million), an increase of 23% over the quarter ended September 30, 2019.
•

Net loss for the quarter ended September 30, 2020 was INR 368 million (US$ 5.0 million). During the quarter, our results were negatively impacted by an increase in stock appreciation rights (SARs) expense by INR 492 million (US$ 6.7 million) related to the 87% increase in the share price during the quarter. Refer the detailed explanation in the net loss section of the commentary below.

•

Adjusted EBITDA for the quarter ended September 30, 2020 was INR 2,318 million (US$ 31.5 million), an increase of 11% over the quarter ended September 30, 2019. During the quarter, our results were negatively impacted by an increase in stock appreciation rights (SARs) expense by INR 492 million (US$ 6.7 million). Refer the detailed explanation in the net loss section of the commentary below.

•

Non-GAAP Cash Flow to Equity (“CFe”) for Operating Assets for the quarter ended September 30, 2020 was INR 1,066 million (US$ 14.5 million), an increase of INR 353 million or 50% over the quarter ended September 30, 2019.

Key Operating Metrics

Electricity generation during the quarter and six-months ended September 30, 2020 was 769.2 million kWh and 1,653.1 million kWh, respectively, an increase of 159.2 million kWh or 26%, over the quarter ended September 30, 2019, and an increase of 343.1 million kWh, or 26%, over the six months ended September 30, 2019. The increase in electricity generation was principally a result of an additional 116 MWs of DC operating capacity being commissioned since September 30, 2019. Our Plant Load Factor (“PLF”) for the quarter and the six months ended September 30, 2020, was 18.8% and 20.8% respectively, compared to 16.8% and 19.0%, respectively, for the same comparable periods in 2019, which increased principally due to the addition of DC capacity and improved performance by our plants.

We commissioned 25 MWs during the three months ended September 30, 2020 and 26 MWs (AC) and 28 MWs (DC) during the six months ended September 30, 2020. We continue to expect that the majority of our capacity under construction will be completed before the expected revised commissioning dates, as approved by the respective counterparties.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the six months ended September 30, 2020 decreased by INR 0.6 million (US$ 0.01 million), or 2%, to INR 34.7 million (US$ 0.47 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the six months ended September 30, 2020 was INR 40.4 million (US$ 0.55 million), compared to INR 51.9 million, for the six months ended September 30, 2019, on account of reduction in solar module prices. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the six months ended September 30, 2020 would have been lower by approximately INR 1.3 million (US$ 0.02 million) and INR 1.3 million (US$ 0.02 million), respectively, and for the six months ended September 30, 2019, the DC and the AC costs per megawatt would have been lower by approximately INR 2.4 million and INR 3.6 million, respectively.

As of September 30, 2020, our operating and committed megawatts were 7,115 MWs, an increase of 3,745 MWs compared to September 30, 2019. Committed megawatts include 4,000 MWs for which we have received LOAs but the PPAs have not yet been signed. The PPAs for the committed 4,000 MWs with a LOA will follow only after the sale of power is contracted by SECI under a PSA.

Nominal Contracted Payments

Our Power Purchase Agreements (“PPAs”) create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed. Also, we have included LOAs for 4,000 MW wherein the PPA will follow only after the sale of power is contracted by SECI under a PSA.

The following table sets forth, with respect to our PPAs and LOAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2019	2020
	INR	INR	US$
Nominal contracted payments (in millions)	566,258	1,202,972	16,358.1
Total estimated energy output (kilowatt hours in millions)	165,561	384,263

Nominal contracted payments as of September 30, 2020 increased as compared to September 30, 2019 as we entered into additional PPAs and LOAs received. Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract or LOA price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs and LOAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2019	2020
	INR	INR	US$
Portfolio revenue run-rate (in millions)	25,299	53,591	728.7
Estimated annual energy output (kilowatt hours in millions)	7,255	16,969

As of September 30, 2020, our portfolio revenue run-rate was INR 53,591 million (US$ 728.7 million), an increase of INR 28,292 million (US$ 384.7 million) compared to September 30, 2019 as we entered into additional PPAs and LOAs received.

Fiscal Second Quarter 2021 Period ended September 30, 2020 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended September 30, 2020 was INR 3,504 million (US$ 47.6 million), an increase of 23% from INR 2,847 million in the quarter ended September 30, 2019. This increase was driven by the revenue generated from projects which were commissioned during the quarter ended September 30, 2019 until September 30, 2020 and additional revenue of INR 162 million (US$ 2.2 million) for the recovery of Safe Guard Duties and Goods and Service Tax under the change in law provision of our PPAs for four of our projects.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended September 30, 2020 increased by 22% to INR 309 million (US$ 4.2 million) from INR 253 million in the quarter ended September 30, 2019. This increase in the cost of operations was primarily due to an increase in operational expenses from projects commissioned during the quarter ended September 30, 2019 until September 30, 2020.

The cost of operations per megawatt during the quarter ended September 30, 2020 increased marginally to INR 0.17 million (~US$ 2,300), from INR 0.15 million in the same comparable period in 2019 primarily due to an increase in solar park charges on new projects capitalised during previous year.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2020 was INR 877 million (US$ 11.9 million), an increase of INR 363 million (US$ 4.9 million) compared to the quarter ended September 30, 2019. The higher general and administrative expenses primarily reflected an increase in stock appreciation rights (SARs) expense by INR 492 million (US$ 6.7 million) which accrued in the period and related to the 87% increase in the share price during the quarter. Of the total 1,970,000 SARs allotted, 1,642,500 SAR’s cannot be exercised until 2024 and the Company will not incur cash payments for those SAR’s until that time. Excluding this, general and administrative expenses would have declined by 25% from the same period a year ago.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended September 30, 2020 increased by INR 102 million (US$ 1.4 million), or 15%, to INR 773 million (US$ 10.5 million) compared to the quarter ended September 30, 2019. The increase primarily relates to the additional depreciation on capital expenditures from projects commissioned during the quarter ended September 30, 2019 until September 30, 2020.

Interest Expense, Net

Net interest expense during the quarter ended September 30, 2020 was increased by INR 96 million (US$ 1.3 million), or 5%, to INR 2,023 million (US$ 27.5 million) compared to the quarter ended September 30, 2019. The increase was primarily due to additional interest expense (net) of INR 141 million (US$ 1.9 million) related to projects commissioned during the past 12 months, partially offset by lower refinancing charges and an increase in interest income of INR 45 million (US$ 0.6 million) during the quarter ended September 30, 2020, compared to the quarter ended September 30, 2019.

Gain/ Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) appreciated against the U.S. dollar by INR 1.73 for every US$ 1.00 (or 2%) during the period from June 30, 2020 to September 30, 2020. During the quarter ended September 30, 2020, the Company earned an income on foreign exchange of INR 13 million (US$ 0.2 million) compared to an expense on foreign exchange of INR 215 million, during the quarter ended September 30, 2019. During the current year, the Company refinanced a foreign currency loan of INR 3,099 million (US$ 42.1 million) into an INR denominated loan, which should reduce the volatility of Gain /Loss on Foreign Currency Exchange going forward.

Other Income

Other Income, primarily income from current investments, decreased by INR 4 million (US$ 0.1 million) during the quarter ended September 30, 2020 to INR Nil (US$ Nil) as compared to the same period in 2019.

Income Tax Income/ Expense

Income tax income during the quarter ended September 30, 2020 was INR 97 million (US$ 1.3 million), compared to an income tax expense of INR 27 million in the quarter ended September 30, 2019. The company recognised an INR 178 million (US$ 2.4 million) deferred tax benefit during the quarter ended September 30, 2020 related to higher SARs expenses which was the primary reason for the year on year improvement in the company’s tax liability.

Net Loss after Tax

Net loss after tax for the quarter ended September 30, 2020 was INR 368 million (US$ 5.0 million), a reduction of INR 388 million (US$ 5.3 million) compared to a net loss of INR 756 million for the quarter ended September 30, 2019. The net loss was lower due to the absence of a foreign exchange loss of INR 228 million (US$ 3.1 million) in the same quarter a year ago and higher revenues from projects commissioned after September 30, 2019 until September 30, 2020, partially offset by higher general and administrative expenses. The higher general and administrative expenses primarily reflected an increase in stock appreciation rights (SARs) expense by INR 492 million (US$ 6.7 million) which accrued in the period and related to the 87% increase in the share price during the quarter. Of the total 1,970,000 SARs allotted, 1,642,500 SAR’s cannot be exercised until 2024 and the Company will not incur cash payments for those SAR’s until that time.

Cash Flow and Working Capital

Cash flow from operating activities for the quarter and six months ended September 30, 2020 was INR 2,993 million (US$ 40.7 million) and INR 2,431 million (US$ 33.1 million), respectively, compared to INR 1,522 million and INR 1,063 million, respectively, for the prior comparable period. The cash flow from operating activities was higher primarily on account of additional revenue and better collections of accounts receivables offset by an additional semi-annual payment on bond interest on the new US$ 350 million solar green bond issued in September 2019.

During the quarter ended September 30, 2020, the working capital inflow was INR 1,369 million (US$ 18.7 million), compared to an inflow of INR 950 million, for the quarter ended September 30, 2019, primarily on account of additional revenue and collections from accounts receivables. During the six months ended September 30, 2020, the working capital outflow was INR 866 million (US$ 11.7 million), compared to an outflow of INR 559 million, for the six months ended September 30, 2019 primarily on account of an additional semi-annual payment of interest on bonds reflecting the issuance of a new US$ 350 million solar green bond in September 2019.

The Company’s days receivable improved during the current quarter and were 114 days, as of September 30, 2020, as compared to 139 days as of June 30, 2020 on account of higher collections.

Cash used in investing activities for the quarter ended September 30, 2020 was INR 5,315 million (US$ 72.3 million), compared to INR 9,691 million for the comparable period in 2019, primarily due to lower capital expenditures for new solar projects amounting to INR 3,369 million (US$ 45.8 million) and lower investment in mutual funds amounting to INR 993 million (US$ 13.5 million). Cash used in investing activities for the six months ended September 30, 2020 was INR 7,174 million (US$ 97.6 million), compared to INR 15,366 million for the comparable period in 2019, primarily due to lower capital expenditures for new solar projects amounting to INR 7,182 million (US$ 97.7 million) and lower investment in mutual funds amounting to INR 993 million (US$ 13.5 million).

Cash generated from financing activities for the six months ended September 30, 2020 was INR 3,356 million (US$ 45.6 million) compared to INR 29,766 million for the comparable period in 2019, primarily due to net proceeds from the issuance of solar green bonds amounting to US$ 350 million in the month of September 2019 and a lower increase in other borrowings (net of repayments) of INR 3,085 million (US$ 41.9 million) in the current period as compared to an increase in other borrowings (net of repayments) of INR 5,342 million during the six months ended September 30, 2019. Cash generated from financing activities for the quarter ended September 30, 2020 was INR 3,088 million (US$ 42.0 million) compared to INR 19,024 million in the prior comparable period in 2019.

Liquidity Position

As of September 30, 2020, the Company had INR 7,828 million (US$ 106.4 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 22,267 million (US$ 302.8 million) as of September 30, 2020.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of Net Profit/(loss) to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 2,318 million (US$ 31.5 million) for the quarter ended September 30, 2020, compared to INR 2,080 million for the quarter ended September 30, 2019. The increase was primarily due to the increase in revenue during the quarter ended September 30, 2020, partially offset by higher expenses related to general and administrative expenses, including expense of INR 492 million (US$ 6.7 million) related to stock appreciation rights.

Cash Flow to Equity (CFe) for Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity for Operating Assets was INR 1,066 million (US$ 14.5 million) for the quarter ended September 30, 2020, an increase of 50% compared to INR 713 million for the quarter ended September 30, 2019. The increase in Cash Flow to Equity for Operating Assets was primarily driven by higher revenues from the completion of new projects during the previous 12 months and higher EBITDA margins during the period due to lower expenses.

COVID-19 Update

We are continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Our construction activities are gradually increasing to normal levels; however, they have still not reached the pre-COVID-19 or planned level. However, we expect our projects to get commissioned within the expected revised commissioning deadlines, as extended by respective counter parties and within the original budgeted cost. The Company has further applied to the Indian regulatory authorities seeking extension of commissioning deadlines for certain of our projects. Our operational and maintenance activities continue to perform at near normal levels. The extension of schedule COD’s for projects under construction has had some impact on our fiscal year ended March 31, 2021 revenue guidance.

Other matters

During the quarter, the Company has received a demand cum show cause notice from the service tax department for demand of INR 110 million (US$ 1.5 million) in September 2020 in respect of levy of GST liability on certain activities, including certain input disallowances. The Company is in the process of contesting the demand and has appointed external counsel to file replies against the order on said matter.

During the current quarter, the Company received favourable orders from Appellate Authority in respect of ongoing legal proceedings in Karnataka 4 (40 MW). The DISCOM has been directed to pay overdue invoices within defined timeliness amid COVID 19. The Company has received INR 139 million (US$ 1.9 million) from the DISCOM following the favourable orders.

Guidance for Fiscal Year 2021

The following statements are based on our current expectations. These statements are forward-looking and actual results may differ materially. For fiscal year ending March 31, 2021, we now expect MWs operational between 2,300 – 2,500. The extension of schedule COD’s  for projects under construction has had some impact on our fiscal year ended March 31, 2021 revenue guidance, and we now expect revenues of between INR 15,300 – 15,800 million (or US$ 208– 215 million at the September 30, 2020 converted at exchange rate of INR 73.54 to US$ 1.00).

For the third fiscal quarter of 2021, we expect revenues of between INR 3,600 – INR 3,800 million (or US$ 48.9 – US$ 51.7 million at the September 30, 2020 exchange rate of INR 73.54 to US$ 1.00) and a PLF of between 19.5% and 20.5%.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Wednesday, November 11, 2020 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal Second Quarter 2021 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 73.54 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2020. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public Company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the corona virus; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange, net (e) Other income/ mutual fund income. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a Company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net Profit/(loss) to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use Cash Flows to Equity both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not the Cash from Operations of the Company on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into Operational Assets and Others, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our Operational Assets, as the Projects which had commenced operations on or before September 30, 2020. The operational assets represent the MW operating as on the date.

We define Others as the project SPV’s which are under construction, or under development, Corporate which includes our three Mauritius entities, the other than projects covered under operational assets, as well as a Company incorporated in the U.S.A. and other remaining entities under the group.

We define debt amortisation as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortisation of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of September 30,
	2020	2020	2020
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	9,792	7,828	106.4
Restricted cash	4,877	5,843	79.5
Accounts receivable, net	4,456	4,429	60.3
Prepaid expenses and other current assets	1,619	1,720	23.4
Total current assets	20,744	19,820	269.6
Restricted cash	848	376	5.1
Property, plant and equipment, net	95,993	103,712	1,410.4
Software, net	55	43	0.6
Deferred income taxes	2,205	2,069	28.1
Right-of-use assets	4,434	4,119	56.0
Other assets	8,115	7,520	102.3
Investments in held to maturity securities	7	7	0.1
Total assets	132,401	137,666	1,872.2
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	975	2,659	36.2
Accounts payable	1,795	1,768	24.0
Current portion of long-term debt	2,303	3,212	43.7
Income taxes payable	50	50	0.7
Interest payable	1,716	1,409	19.2
Deferred revenue	110	110	1.5
Lease liabilities	256	274	3.7
Other liabilities	2,020	3,690	50.2
Total current liabilities	9,225	13,172	179.2
Non-current liabilities:
Long-term debt	86,586	86,968	1,182.6
Deferred revenue	2,129	2,116	28.8
Deferred income taxes	2,622	2,432	33.1
Asset retirement obligations	741	772	10.5
Leases liabilities	3,592	3,161	43.0
Other liabilities	289	1,255	17.1
Total liabilities	105,184	109,876	1,494.3
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 47,650,750 and 48,034,392 shares issued and outstanding as of March 31, 2020 and September 30, 2020, respectively	2	2	0.0
Additional paid-in capital	37,533	37,832	514.4
Accumulated deficit	(8,580)	(8,907)	(121.1)
Accumulated other comprehensive loss	(1,937)	(1,341)	(18.2)
Total APGL shareholders’ equity	27,018	27,586	375.1
Non-controlling interest	199	204	2.8
Total shareholders’ equity	27,217	27,790	377.9
Total liabilities and shareholders’ equity	132,401	137,666	1,872.2

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended September 30,			Six months ended September 30,
	Unaudited			Unaudited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Operating revenues:
Sale of power	2,847	3,504	47.6	6,236	7,444	101.2
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	253	309	4.2	550	572	7.8
General and administrative	514	877	11.9	1,058	1,256	17.1
Depreciation and amortization	671	773	10.5	1,294	1,528	20.8
Total operating costs and expenses:	1,438	1,959	26.6	2,902	3,356	45.7
Operating income	1,409	1,545	21.0	3,334	4,088	55.5
Other expense, net:
Interest expense, net	1,927	2,023	27.5	3,487	4,186	56.9
Other income	(4)	—	—	(4)	—	—
Loss (gain) on foreign currency exchange, net	215	(13)	(0.2)	265	4	0.1
Total other expenses, net	2,138	2,010	27.3	3,748	4,190	57.0
Loss before income tax	(729)	(465)	(6.3)	(414)	(102)	(1.5)
Income tax income/(expense)	(27)	97	1.3	(171)	(220)	(3.0)
Loss after tax	(756)	(368)	(5.0)	(585)	(322)	(4.5)
Less: Net (loss) / profit attributable to non-controlling interest	(19)	(2)	(0.0)	(26)	5	0.1
Net loss attributable to APGL equity Shareholders	(737)	(366)	(5.0)	(559)	(327)	(4.6)
Net loss per share attributable to APGL equity Shareholders:
Basic	(18.01)	(7.64)	(0.10)	(13.62)	(6.84)	(0.09)
Diluted	(18.01)	(7.64)	(0.10)	(13.62)	(6.84)	(0.09)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	41,099,834	47,924,172	47,924,172	41,072,713	47,817,323	47,817,323
Equity shares: Diluted	41,099,834	47,924,172	47,924,172	41,072,713	47,817,323	47,817,323

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended September 30,			Six months ended September 30,
	Unaudited			Unaudited
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net loss	(756)	(368)	(5.0)	(585)	(322)	(4.5)
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	(2)	136	1.7	(29)	102	1.4
Depreciation and amortization	671	773	10.5	1,294	1,528	20.8
Adjustments to derivative instruments	262	484	6.6	520	973	13.2
Loss on disposal of property plant and equipment	-	-	-	-	8	0.1
Share based compensation	20	526	7.2	37	594	8.1
Amortization of debt financing costs	203	70	1.0	279	186	2.5
Realized gain on investments	(3)	-	-	(4)	-	-
Provision for employee benefits	23	31	0.4	43	33	0.4
ARO accretion	12	10	0.1	21	20	0.3
Non- cash rent expense	43	34	0.5	36	26	0.4
Allowance for doubtful accounts	(1)	25	0.3	34	37	0.5
Loan Prepayment charges	35	-	-	35	234	3.2
Foreign exchange loss/(gain) , net	215	(13)	(0.2)	265	4	0.1
Change in operating lease right-of-use assets	(931)	226	3.1	(848)	72	1.0
Change in operating lease liabilities	781	(310)	(4.2)	524	(198)	(2.7)
Changes in operating assets and liabilities:
Accounts receivable	73	683	9.3	(795)	(10)	(0.1)
Prepaid expenses and other current assets	241	56	0.8	(99)	(214)	(2.9)
Other assets	284	(263)	(3.6)	158	(138)	(1.9)
Accounts payable	238	(1)	(0.0)	308	(121)	(1.6)
Interest payable	384	955	13.0	26	(286)	(3.9)
Deferred revenue	152	(18)	(0.2)	157	(13)	(0.2)
Other liabilities	(422)	(43)	(0.6)	(314)	(84)	(1.1)
Net cash flows provided by operating activities	1,522	2,993	40.7	1,063	2,431	33.1
Cash flow from investing activities
Purchase of property plant and equipment	(8,683)	(5,314)	(72.3)	(14,349)	(7,167)	(97.5)
Purchase of software	(15)	(1)	(0.0)	(24)	(7)	(0.1)
Purchase of available for sale investments	(2,791)	-	-	(3,391)	-	-
Sale of available for sale investments	1,798	-	-	2,398	-	-
Net cash flows used in investing activities	(9,691)	(5,315)	(72.3)	(15,366)	(7,174)	(97.6)

Cash flows from financing activities
Proceeds from issuance of green bonds	24,400	-	-	24,400	-	-
Proceeds from equity shares	24	134	1.8	24	271	3.7
Repayments of term and other debt	(10,941)	(127)	(1.7)	(11,188)	(5,704)	(77.6)
Loan prepayment charges	(35)	(36)	(0.5)	(35)	(234)	(3.2)
Proceeds from term and other debt	5,576	3,117	42.4	16,565	9,023	122.7
Net cash provided by financing activities	19,024	3,088	42.0	29,766	3,356	45.6
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(35)	(67)	(0.9)	(37)	(83)	(1.1)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	10,855	766	10.4	15,463	(1,387)	(18.9)
Cash and cash equivalents and restricted cash at the beginning of the period	18,592	13,348	181.5	13,986	15,517	211.0
Cash and cash equivalents and restricted cash at the end of the period	29,412	14,047	191.0	29,412	14,047	191.0

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended September 30, 2019				For the three months ended September 30, 2020
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Sale of power	2,847		—	2,847	3,504		—	3,504	47.6
Cost of operations	253		—	253	309		—	309	4.2
General and administrative	514		422	92	877		676	201	2.7
Depreciation and amortization	671		11	660	773		12	761	10.3
Operating income/ (loss)	1,409		(433)	1,842	1,545		(688)	2,233	30.4
Interest expense, net	1,927		288	1,639	2,023		145	1,878	25.5
Other income	(4)		(4)	—	—		—	—	—
Loss/(gain) on foreign currency exchange, net	215		78	137	(13)		(1)	(12)	(0.2)
Profit/ (Loss) before income tax	(729)		(795)	66	(465)		(832)	367	5.1
Add: Depreciation and amortization	671		11	660	773		12	761	10.3
Add: Loss/(gain) on foreign currency exchange, net	215		78	137	(13)		(1)	(12)	(0.2)
Add: Amortization of debt financing costs	203		24	179	70		(89)	159	2.2
Add: Other items from Statement of Cash Flows(1)	129		50	79	626		531	95	1.3
Less: Cash paid for income taxes	(52)		21	(73)	(186)		(56)	(130)	(1.8)
Less: Debt amortization(2)	(335)		—	(335)	(174)		—	(174)	(2.4)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	102	(4)	(611)	713	631	(4)	(435)	1,066	14.5

	For the Six months ended September 30, 2019				For the Six months ended September 30, 2020
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Sale of power	6,236		—	6,236	7,444		—	7,444	101.2
Cost of operations	550		—	550	572		—	572	7.8
General and administrative	1,058		623	435	1,256		931	325	4.4
Depreciation and amortization	1,294		19	1,275	1,528		19	1,509	20.5
Operating income/ (loss)	3,334		(642)	3,976	4,088		(950)	5,038	68.5
Interest expense, net	3,487		379	3,108	4,186		386	3,800	51.7
Other income	(4)		(4)	—	—		—	—	—
Loss/(gain) on foreign currency exchange, net	265		72	193	4		(3)	7	0.1
Profit/ (Loss) before income tax	(414)		(1,089)	675	(102)		(1,333)	1,231	16.7
Add: Depreciation and amortization	1,294		19	1,275	1,528		19	1,509	20.5
Add: Loss/(gain) on foreign currency exchange, net	265		72	193	4		(3)	7	0.1
Add: Amortization of debt financing costs	279		96	183	186		21	165	2.2
Add: Other items from Statement of Cash Flows(1)	202		63	139	952		605	347	4.7
Less: Cash paid for income taxes	(207)		(41)	(166)	(274)		(87)	(187)	(2.5)
Less: Debt amortization(2)	(456)		—	(456)	(365)		—	(365)	(5.0)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	963	(4)	(880)	1,843	1,929	(4)	(778)	2,707	36.7

(1)

Other items from the Statement of Cash Flows. For the quarter ended September 30, 2019 and September 30, 2020, respectively, other items include: share based compensation of INR 20 million and INR 526 million, realized gain on investment of INR 3 million and INR Nil, non-cash rent expense of INR 43 million and INR 34 million, allowance for doubtful debts of INR (1) million and INR 25 million, employee benefit expense of INR 23 million and INR 31 million, loan repayment charges of INR 35 and INR Nil and ARO accretion of INR 12 million and INR 10 million.

For the six months ended September 30, 2019 and September 30, 2020, respectively. other items include: loss on disposal of property plant and equipment of INR Nil and INR 8 million, share based compensation of INR 37 million and INR 594 million, realized gain on investment of INR 4 million and INR Nil, non-cash rent expense of INR 36 million and INR 26 million, allowance for doubtful debts of INR 34 million and INR 37 million, employee benefit expense of INR 43 million and INR 33 million, loan repayment charges of INR 35 and INR 234 million and ARO accretion of INR 21 million and INR 20 million.

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended September 30, 2020, was INR 127 million (refer to the Statement of Cash Flows) which includes INR 47 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 174 million (US$ 2.4 million). Repayments of term and other loans during the quarter ended September 30, 2019, was INR 10,941 million (refer to the Statement of Cash Flows) which includes INR 10,606 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 335 million.

Repayments of term and other loans during the six months ended September 30, 2020, was INR 5,704 million (refer to the Statement of Cash Flows) which includes INR 5,339 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 365 million (US$ 5.0 million). Repayments of term and other loans during the six months ended September 30, 2019, was INR 11,188 million (refer to the Statement of Cash Flows) which includes INR 10,732 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 456 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended September 30, 2019	For the three months ended September 30, 2020	For the six months ended September 30, 2019	For the six months ended September 30, 2020
	Unaudited		Unaudited
CFe (Non-GAAP)	102	631	963	1,929
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	950	1,369	(559)	(866)
Current income taxes	(29)	233	(200)	(118)
Prepaid lease payments and employee benefits	(150)	(84)	(324)	(126)
Amortization of hedging costs	262	484	520	973
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	335	174	456	365
Cash taxes paid	52	186	207	274
Cash from Operating Activities (GAAP)	1,522	2,993	1,063	2,431

Reconciliation of Net Profit/(loss) to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended September 30,			Six months ended September 30,
	2019	2020	2020	2019	2020	2020
	INR	INR	US$	INR	INR	US$
Net Loss	(756)	(368)	(5.0)	(585)	(322)	(4.5)
Income tax (income)/expense	27	(97)	(1.3)	171	220	3.0
Interest expense, net	1,927	2,023	27.5	3,487	4,186	56.9
Other income	(4)	-	-	(4)	-	-
Depreciation and amortization	671	773	10.5	1,294	1,528	20.8
Loss/ (gain) on foreign currency exchange, net	215	(13)	(0.2)	265	4	0.1
Adjusted EBITDA	2,080	2,318	31.5	4,628	5,616	76.3